Exhibit 99.2

TUFIN SOFTWARE TECHNOLOGIES LTD. 5 HASHALOM ROAD, TOHA TOWER TEL AVIV 6789205, ISRAEL
VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on June 6, 2022 (i.e., 6:59 a.m. Israel Time on June 7, 2022). Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on June 6, 2022 (i.e., 6:59 a.m. Israel Time on June 7, 2022). Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
D86778-S46866	KEEP THIS PORTION FOR YOUR RECORDS
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.	DETACH AND RETURN THIS PORTION ONLY

TUFIN SOFTWARE TECHNOLOGIES LTD.

 THE BOARD OF DIRECTORS RECOMMENDS YOU VOTE “FOR” (1) THE MERGER PROPOSAL AND (2) ADJOURNMENT PROPOSAL,
EACH AS DESCRIBED BELOW. PLEASE SEE THE INSTRUCTIONS BELOW REGARDING ITEM 1A RELATING TO THE MERGER PROPOSAL.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOW HERE ☒

Important instructions for Item 1A relating to the Merger Proposal:

IF YOU ARE NOT A BUYER AFFILIATED PARTY, PLEASE BE CERTAIN TO CHECK THE BOX “YES” IN ITEM 1A TO CONFIRM YOUR STATUS.

Under the Companies Law, your Ordinary Shares cannot be counted towards or against the majority required for approval of the Merger Proposal unless you provide the foregoing important confirmation.

If you are a Buyer affiliated party, please check the box “NO” in Item 1A.

		For	Against	Abstain
1.
The Merger Proposal. To approve the proposed acquisition of the Company by Talon MidCo 3 Limited, a private company incorporated in England and Wales (“Buyer”), including the approval of (a) the Agreement and Plan of Merger, dated as of April 5, 2022 (the “merger agreement”), pursuant to which Talon Merger Sub Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Buyer (“Merger Sub”), will merge with and into the Company, so that the Company will be the surviving company and will become a direct wholly owned subsidiary of Buyer (the “merger”); (b) the merger itself; (c) the consideration to be received by the shareholders of the Company in the merger, consisting of $13.00 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share, par value NIS 0.015 per share, of the Company owned immediately prior to the effective time of the merger; (d) the cancellation of all outstanding equity awards of the Company and the treatment thereof in accordance with the terms of the merger agreement; and (e) all other transactions and arrangements contemplated by the merger agreement. We refer to these proposals collectively as the “Merger Proposal.”
		☐	☐	☐
		Yes	No
1A.
The undersigned confirms that he, she or it is not (a) Buyer, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of the total outstanding voting power of Buyer or Merger Sub, or the right to appoint 25% or more of the directors of Buyer or Merger Sub; (b) a person or entity acting on behalf of Buyer, Merger Sub or a person or entity described in clause (a) above; or (c) a family member of, or an entity controlled by, Buyer, Merger Sub or any of the foregoing (each, a “Buyer affiliated party”). Check this box “YES” to confirm that you are not a Buyer affiliated party. Otherwise, check the box “NO” if you are a Buyer affiliated party. (THIS ITEM MUST BE COMPLETED)
		☐	☐
		For	Against	Abstain
2.
The Adjournment Proposal. To approve the adjournment of the Meeting to a later date or dates, if necessary, to solicit additional proxies if there are insufficient votes to approve the Merger Proposal at the time of the meeting.
		☐	☐	☐

Please sign exactly as your name(s) appear(s) on this Proxy. If held in joint tenancy, the shareholder named first in the Company’s register must sign. Trustees, Administrators, etc., should include title and authority. Corporations should provide full corporate name by duly authorized officer, giving full title as such. Partners should provide full partnership name by authorized person. PLEASE BE SURE TO RETURN THE ENTIRE PROXY ALONG WITH PROOF OF IDENTITY AS DESCRIBED IN THE COMPANY’S PROXY STATEMENT.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Special General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

D86779-S46866

TUFIN SOFTWARE TECHNOLOGIES LTD.

5 HaShalom Road, ToHa Tower
Tel Aviv 6789205, Israel
Telephone: +972 (3) 612-8118

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 7, 2022

The undersigned hereby appoints Reuven Kitov, Noa Farkas Gluck and Tal Mazurik Melink, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the ordinary shares, par value NIS 0.15 per share (the “Ordinary Shares”) of Tufin Software Technologies Ltd. (the “Company”), held of record by the undersigned at the close of business on May 9, 2022, at the Special General Meeting of Shareholders of the Company to be held at the Company's offices, at 5 HaShalom Road, ToHa Tower, Tel Aviv 6789205, Israel, on June 7, 2022, at 6:00 p.m. Israel Time (11:00 a.m. Eastern Time) and at any and all adjournments thereof (the “Meeting”), with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote on the matter listed on the reverse side, which is more fully described in the Notice of Special General Meeting of Shareholders of the Company (the “Notice”) and the proxy statement relating to the Meeting.

The undersigned acknowledges that the Notice has been (i) published by the Company, as required under the Israeli Companies Law, 5759-1999 (the “Companies Law”) and the Company’s articles of association, under cover of a Report of Foreign Private Issuer on Form 6-K furnished to the U.S. Securities and Exchange Commission, and (ii) mailed to the undersigned.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned.

If no direction is made with respect to the Merger Proposal for the Meeting (described on the reverse side), then: (i) if the undersigned nevertheless acknowledges that he, she or it is not a Buyer affiliated party (as described on the reverse side) by completing the box “YES” Item 1A on the reverse side, this proxy will be voted "FOR" the Merger Proposal, in accordance with the recommendation of the Company’s Board of Directors; and (ii) if the undersigned does not provide the foregoing acknowledgment, this proxy will not be voted on the Merger Proposal.

IMPORTANT NOTE: the vote under this proxy will not be counted towards or against the majority required for the approval of the Merger Proposal unless the undersigned confirms that he, she or it is not a Buyer affiliated party (as described on the reverse side) by completing the box “YES” under Item 1A on the reverse side.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)